Exhibit 99.104

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD CONFIRMS AND EXPANDS LARGE GOLD SYSTEM IN

THUNDER CREEK PORPHYRY, INTERSECTS 99.60 METRES GRADING 4.91

GPT INCLUDING 6.92 GPT OVER 61.40 METRES

•                 Wide, high-grade intercepts near Thunder Creek 730 Level confirm results from surface drilling, including multiple occurrences of visible gold (“VG”)

•                  6.92 gpt over 61.40m, including 13.90 gpt over 18.56m, intersected within broad mineralized envelope covering entire width of syenite porphyry stock grading 4.91 gpt over 99.60m, with additional 5.16 gpt over 2.30m in Rusk Zone for combined width of 101.90m grading 4.92gpt

•                  650-001, in combination with previous surface holes, identifies thick, large-scale mineralized core (minimum 300m x 125m) to deposit which remains open in all directions

•                 Surface drilling expands both Porphyry and Rusk zones near east and west limits near 730 Level, zones remain open for further expansion

•                  Key intercepts include: 13.30 gpt over 13.20m, including 82.27 gpt over 1.60m, 6.54 gpt over 23.70m, 4.00 gpt over 27.30m, including 11.30 gpt over 7.13m, and 4.24 gpt over 22.30m

•                 Surface drilling southwest of Thunder Creek extends deformation and alteration zone by 350 metres towards 144 property, suggests potential for additional deposits

•                  Up to 100 metres of hematite and carbonate alteration intersected, containing multiple porphyry intrusions, several strong shear zones and elevated gold values.

Toronto, Ontario (November 24, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 15 holes (9,755m) of drilling at the Company’s Thunder Creek Project, including from the first underground hole drilled (561m) from the 650 Level Access Drift and 14 holes (9,194m) drilled from surface. Results from the underground hole confirmed the existence of a broad mineralized envelope, including multiple occurrence of VG, encompassing the entire width of a syenite porphyry stock located at the core of the Thunder Creek deposit. Surface drilling continued to expand both the Porphyry and Rusk zones near the 730 Level and also extended the deformation and alteration zone of the Thunder Creek deposit by 350 metres toward the Company’s 100% owned 144 property.

Tony Makuch, President and CEO commented: “Drilling results from Thunder Creek continue to demonstrate that the property hosts a very large gold system with considerable potential to support a long-life, low-cost bulk mining operation. The core of porphyry mineralization that we have identified near the 730 Level is similar to those found in world class mines in the Timmins Camp such as the Hollinger and McIntyre deposits. The excellent widths and grades intersected both in the drill holes and the current mine development strongly confirm previous results obtained from surface drilling and provide us with even greater confidence as we continue development along mineralization on the 730 Level at Thunder Creek.

“In addition, the excellent results in our early stage testing to the southwest of Thunder Creek towards our 144 property are exciting and highlight the fact that our current areas of focus at Thunder Creek represent just a small part of the highly prospective land package we have along the Timmins Mine, Thunder Creek and 144 property corridor with abundant opportunities for major new discoveries.”

Hole TC650-001 represents the first underground hole to be drilled towards the Thunder Creek deposit, collared from the Thunder Creek decline. The decline was initiated from the 650 metre Level station at Timmins Mine to access the Thunder Creek Rusk and Porphyry zones at roughly the 730 metre level. Hole TC650-001 intersected mineralization approximately 25 metres below the 730 metre level and 15 metres below previously reported surface hole TC09-068b, which intersected 12.75 gpt over 83.40m (see press release dated June 24, 2009).

Among significant results from TC650-001 was 6.92 gpt over 61.40m, including 13.90 gpt over 18.56m, within a broad mineralized envelope encompassing the entire width of a syenite porphyry stock located at the core of the Thunder Creek deposit, and grading 4.91 gpt over 99.60m. In addition, 650-001 also intersected 5.16 gpt over 2.30m in the Rusk Zone for a total combined width of 110.90m grading 4.92 gpt. The results strongly confirm the presence of a significant mineralizing system within the area, with the bulk of mineralization being associated with the Porphyry Zone and some also being from the Rusk Zone. Observations from the drill core of 650-001 indicate that the Porphyry Zone intersected has geological characteristics similar to TC09-68b, including widespread hematite, carbonate and potassic alteration, local quartz veining, pyrite, galena, sphalerite, scheelite and multiple occurrences of VG.

Additional significant results were from surface holes drilled near the east and west margins of the deposit which continued to confirm and expand mineralization beyond limits defined by previous drilling. Among significant intercepts near the west margin of the deposit were 13.30 gpt over 13.20m, including 82.27 gpt over1.60m and 7.89 gpt over 3.20m in TC09-69g and 6.97 gpt over 9.75m, 12.74 gpt over 5.60m, 2.24 gpt over 27.10m, 9.40 gpt over 1.50m and 4.88 gpt over 2.90m in TC09-69f. TC09-69g intersected mineralization approximately 25 metres west of TC09-69, which intersected 8.86 gpt over 24.85m (see press release dated May 5, 2009). TC09-69f intersected mineralization approximately 45 metres below TC09-69g. A substantial area up plunge and to the southwest of these two new holes remains untested suggesting excellent potential for further expansions to the mineralized zones.

Significant intersections near the east margin of the deposit include 6.54 gpt over 23.70m in TC09-68f, 4.00 gpt over 27.30m, including 7.13 gpt over 11.30m, and 14.09 gpt over 2.00m in TC09-80c and 4.24 gpt over 22.30m in TC09-68e. These holes were part of a five hole series testing on a cross section approximately 50 metres east of TC09-68b. TC09-68f was the uppermost hole in the series and intersected mineralization approximately 120 metres above hole TC09-68b. TC09-68e intersected mineralization 40 metres below TC09-68f, with TC09-80c intersecting mineralization 60 metres below TC09-68e. TC09-80a and TC09-80b tested up to 100 metres below TC09-80c and intersected significant widths of porphyry but decreased widths and grades. Potential to expand the zones further to the east are considered excellent.

Favourable drill results were also intersected by two early stage exploration holes testing to the southwest of the Thunder Creek Deposit. Holes TC10-83a and TC10-84 were designed to test the potential extension of the Thunder Creek Alteration and Deformation zone at Thunder Creek at distances of 150 and 350 metres from the previous west limit of the deposit near the 950-1000 metre level and were successful. Both holes intersected up to 100 metres of hematite and carbonate alteration containing several strong shear zones, multiple porphyry intrusions and locally elevated gold values which appear to line up well with the Thunder Creek deposit. Of significance, the trend of the zone appears to have shifted slightly to a more southerly direction than originally thought which places it on a path to intersect both a major Porphyry body and the 144 Zone, which is known to host very similar alteration and rock types to Thunder Creek near surface. The total distance between Thunder Creek and the 144 area is approximately 1.6 km and has had little to no previous diamond drilling along the Thunder Creek Alteration and Deformation zone.

Drilling is continuing at the Thunder Creek project with two underground drills on the 650 Level and two on the 300 Level as well as one surface drill. The company also has nine other drills active in the area, including four underground at Timmins Mine and five surface drills (two at the 144 property, two at the Thorne property (Gold River Trend), and one at the AGE/RT Joint Venture property).

Quality Control

The Company’s Qualified Person (“QP”) for the underground drilling being completed on the Thunder Creek property is Dean Crick, P. Geo. and for surface drilling at Thunder Creek is Jacques Samson, P. Geo. As QPs, they have prepared or supervised the preparation of the scientific or technical information related to drilling at Thunder Creek and have verified the data disclosed in this press release. Mr. Crick and Mr. Samson are employees of Lake Shore Gold.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are generally tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

Assays from underground hole 650-001 have been completed at ALS Chemex using a standard fire assay with a 50-gram aliquot. For samples that return a value greater than 10 grams per tonne another pulp is taken and fire assayed with a gravimetric finish. BQTK size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to the ALS Chemex Prep Lab located in Timmins, Ontario. The pulps from core that is sent to the ALS Chemex Prep Lab are then shipped to ALS Chemex Assay Laboratory in Vancouver, B.C.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is currently carrying out pre-production development at the Timmins Mine, where it is using both a shaft and ramp to mine the Timmins deposit, and has intersected mineralization underground at the adjacent Thunder Creek deposit, which is being developed using the same infrastructure and as part of the Timmins Mine project. Progress is also being made with an underground advanced exploration program at its Bell Creek Mine, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Gold Camp. The Company’s wholly owned mill (located on the Bell Creek property) has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Thunder Creek Property-Significant New Assay Results to Nov 19 2010

Hole Number	From (m)	To (m)	Interval (m)	Grade (gpt)	Section	Comments
TC650-001	335.80	338.10	2.30	5.16		Rusk Horizon
	347.30	446.90	99.60	4.91		Porphyry
including	361.50	422.90	61.40	6.92
including	386.20	400.10	13.90	18.56
TC09-68e	844.50	866.80	22.30	4.24	9600N	Rusk & Porphyry; incl. VG
including	844.50	849.30	4.80	8.14
including	864.90	865.40	0.50	49.30		incl. VG
TC09-68f	825.50	849.20	23.70	6.54	9600N	Porphyry
including	825.50	832.50	7.00	8.37
including	836.50	839.90	3.40	19.06		incl. VG
	843.50	849.20	5.70	3.39		incl. VG
TC09-69f	819.35	829.10	9.75	6.97	9500N	Rusk Horizon
including	823.90	829.10	5.20	10.78
and	851.55	851.90	0.35	12.20
	863.00	865.90	2.90	4.88		Porphyry
	899.20	899.70	0.50	5.43
	905.70	932.80	27.10	2.24
	926.30	926.80	0.50	17.10
	932.30	932.80	0.50	33.50
and	952.70	954.20	1.50	9.40
	969.90	975.50	5.60	12.74		Footwall porphyry
including	969.90	970.40	0.50	125.50
TC09-69g	791.10	804.30	13.20	13.30	9475N	Rusk Horizon
including	797.50	799.10	1.60	82.27
	818.20	821.40	3.20	7.89		Porphyry
	877.80	879.80	2.00	3.61
TC09-79a	993.80	994.60	0.80	31.90	9450N	Altd volc in the footwall
TC09-80a	914.00	934.90	20.90	1.67	9600N	Rusk Horizon
including	914.00	915.00	1.00	10.97
	932.90	933.40	0.50	9.91		Porphyry
	946.70	947.20	0.50	4.19
	965.70	966.20	0.50	9.76
	1025.15	1025.70	0.55	4.11
TC09-80b	886.00	888.70	2.70	3.16	9600N	Rusk Horizon
	914.40	923.50	9.10	2.40		Porphyry
	942.40	942.90	0.50	8.00
	950.20	963.90	13.70	1.70
	970.70	971.20	0.50	4.31
	974.70	975.20	0.50	5.38
TC09-80c	876.00	903.30	27.30	4.00	9600N	Porphyry; incl. VG
including	892.40	903.70	11.30	7.13		incl. VG
including	902.90	903.30	0.40	156.00
	908.20	908.50	0.30	7.00
	918.60	921.80	3.20	2.56		Footwall porphyry
	928.50	930.50	2.00	14.09		Footwall porphyry
TC09-81	304.60	305.30	0.70	3.52	9420N
	385.90	386.40	0.50	3.93		Porphyry
TC09-83a	1099.80	1100.40	0.60	4.22	9380N	Porphyry dykelet

Notes:

•                             TC09-69f is a bypass hole to TC09-69e (previously released) due to an obstruction in the hole below the Rusk Horizon.

•                             TC10-82,-83 were abandoned; no significant assays. TC10-84 (9200N) and TC09-79b (9430N) had no significant results.

•                             Due to uncertainties in zone orientations, true widths are not known at this time. - Assays reported are uncut.

•                             Approximately 1.5m of core was missing from TC650-001 between 363.0 and 364.1.

Figure 1. Location Map

Mattagami River Fault
N
BRISTOL FAULT
Timmins Mine
Thunder Creek
144
ZONE
Golden River
West
Golden River
East
144
SOUTH
Thibeault
DESTOR PORCUPINE FAULT
Legend
Golden River Zones
Property Boundary
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
0
1
2
Kilometers
LAKE SHORE
GOLD CORP.
Location Map
Date: Nov, 2010
Name:
File: twest_tcreek_thorne_nov_2010.mxd

Figure 2. 3D View

Thunder Creek
Timmins Mine
TC09-69g
13.30 /13.20
incl. 82.27 /1.60
7.89 /3.20
TC09-69f
6.97 /10.25
incl. 10.78 /5.20
12.74 /5.60
incl. 125.50 /0.50
4.88 /2.90
2.24 /27.10
incl. 33.50 /0.50
9.40 /1.50
TC09-69b
11.24 /18.35
TC09-69a
3.03 /89.10
incl. 6.96 /22.60
TC09-69
8.86 /24.85
TC09-68f
6.54 /23.70
incl. 8.37 /7.00
incl. 19.06 /3.40
TC09-68e
4.24 /22.30
incl. 8.14 /4.80
TC09-68b
12.75 /83.40
TC09-68c
2.34 /100m
TC09-68d
3.73 /80.30
TC09-68
2.87 /71.75
TC650-001
4.91 /99.60
incl. 6.92 /61.40
incl. 18.56 /13.90
5.16 /2.30
OPEN
OPEN
LAKE SHORE
GOLD CORP.
3D VIEW OF TIMMINS MINE
& THUNDER CREEK DEPOSITS
LOOKING WEST
Date: Nov, 2010
File: tc_tw_3d_nov22_2010.mxd
Name:

Figure 3. Plan View